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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-40004
CUSIP NUMBER 18900M104

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cloopen Group Holding Limited
Full Name of Registrant

Former Name if Applicable

16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street
Address of Principal Executive Office (Street and Number)

Chaoyang District, Beijing, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cloopen Group Holding Limited (the “Company”) is unable to complete its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Annual Report”) within the prescribed time period without unreasonable effort or expense to the Company.  The 2020 Annual Report cannot be filed by the prescribed due date because the Company requires additional time to compile and review certain disclosures and analysis to be included in the 2020 Annual Report.

The Company currently expects to file the Form 20-F within the 15-day extension period prescribed by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Yipeng Li	(86) 10	5282-3178
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimated its consolidated financial results for 2020 as follows:

Revenues were RMB767.7 million (US$117.7 million) for 2020, as compared to RMB650.3 million for 2019. Operating loss was RMB283.3 million (US$43.4 million) for 2020, as compared to operating loss of RMB175.8 million for 2019. Net loss was RMB499.8 million (US$76.6 million) for 2020, as compared to net loss of RMB183.5 million for 2019. Basic and diluted net loss per ordinary share was RMB45.12 (US$6.91) for 2020, as compared to basic and diluted net loss per ordinary share of RMB3.62 for 2019.

Based on currently available information, the Company expects to report a material weaknesses in the Company’s effectiveness of its internal control over financial reporting related to insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements and lack of sufficient documented financial closing policies and procedures, and it expects its internal controls over financial reporting and disclosure controls will be ineffective as of December 31, 2020.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Cloopen Group Holding Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2021	By:	/s/ Yipeng Li
Name: Yipeng Li
Title: Director and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).